SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDED

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

CHANTICLEER HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15930P404

(CUSIP Number)

January 1, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1	NAME OF REPORTING PERSON: ROBERT B. PRAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
CUSIP No. 15930P404	13G/A	Page 2 of 5 Pages

NUMBER OF	5	SOLE VOTING POWER: 359,535
SHARES
BENEFICIALLY	6	SHARED VOTING POWER: 33,582
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 359,535
REPORTING
PERSON WITH:	8	SHARED DISPOSITIVE POWER: 33,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 393,117

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%

12	TYPE OF REPORTING PERSON*: IN

CUSIP No.15930P404	13G/A	Page 3 of 5 Pages

ITEM 1(a). NAME OF ISSUER:

CHANTICLEER HOLDINGS, INC.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11220 Elm Lane, Suite 203, Charlotte, NC  28277

ITEM 2(a). NAME OF PERSON FILING:

This Schedule 13G/A is being filed on behalf of the following person (the “Reporting Person”):

ROBERT B. PRAG

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Person filing this Schedule 13G/A is:

2455 El Amigo Road, Del Mar, CA 92014

ITEM 2(c). CITIZENSHIP:

United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER: 15930P404

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:

Not applicable.

CUSIP No. 15930P404	13G/A	Page 4 of 5 Pages

ITEM 4. OWNERSHIP:

Robert B. Prag is the record holder of the following securities of Chanticleer Holdings, Inc. (“Issuer”): (i) 115,550 shares of common stock; (ii) 76,000 Class A Warrants entitling him to purchase 76,000 shares of common stock for $5.50 per share (“Class A Warrants”); and (iii) 76,000 Class B Warrants entitling him to purchase 76,000 shares of common stock for $7.00 per share (“Class B Warrants”).  The exercise of the Class A Warrants and Class B Warrants is limited to that number of shares that, when aggregated with the holder’s existing ownership of Issuer common stock, would result in such holder, together with related persons or entities, owning no more than 9.9% of Issuer’s issued and outstanding common stock (the “Exercise Restriction”). Additionally, Robert B. Prag is the owner of 91,985 Warrants to acquire shares of HOTR Common Stock (“HOTRW”). Each HOTRW Warrant expires on June 21, 2017 and entitles its holder to purchase one share of the Issuer’s Common Stock at an exercise price of $5.00 per Share.

Mr. Prag is the trustee of the Del Mar Consulting Group, Inc. Retirement Plan Trust (the “Trust”), which Trust is the record holder of the following securities of Issuer: (i) 16,158 shares of common stock; (ii) 14,000 Class A Warrants; and (iii) 14,000Class B Warrants.

(a)	Mr. Prag beneficially owns 393,117 shares of Issuer common stock. The foregoing beneficial ownership would be higher but for the Exercise Restriction.

(b)	The shares held constitute 9.9% of the Issuer’s issued and outstanding common stock.

(c)	Mr. Prag has sole voting power and sole dispositive power with respect to 359,535 shares of Issuer common stock that are the subject of this filing, and shared voting power and shared dispositive power with respect to 33,582 shares of Issuer common stock that are the subject of this filing.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No.15930P404	13G/A	Page 5 of 5 Pages

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 01, 2013

/s/Robert Prag
Robert B. Prag